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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
         UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                         TUBOS DE ACERO DE MEXICO, S.A.
                           (NAME OF SUBJECT COMPANY)

                         TUBOS DE ACERO DE MEXICO, S.A.
                       (NAME OF PERSON FILING STATEMENT)

                         TUBOS DE ACERO DE MEXICO, S.A.
                           ("TAMSA") ORDINARY SHARES,
                                  NO PAR VALUE
                                      AND
                        TAMSA AMERICAN DEPOSITARY SHARES
                     (EACH REPRESENTING 5 ORDINARY SHARES)
                         (TITLE OF CLASS OF SECURITIES)

                                      N/A
                       (CUSIP NUMBER OF ORDINARY SHARES)

                                   8985925069
                  (CUSIP NUMBER OF AMERICAN DEPOSITARY SHARES)

                              ANN B. FISHER, ESQ.
                              SULLIVAN & CROMWELL
                                125 BROAD STREET
                         NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000
           (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Tubos de Acero de Mexico, S.A. ("Tamsa"), a corporation organized under the laws of the United Mexican States. Tamsa's principal executive offices are located at Edificio Parque Reforma, Campos Eliseos 400 - Piso 17, Col. Chapultepec Polanco, 11560 Mexico, D.F., Mexico. Tamsa's telephone number is (52) 555-282-9913.

     The titles of the classes of equity securities to which this statement relates are ordinary shares of Tamsa, having no par value (the "Tamsa shares"), and American Depositary Shares, or ADSs, each representing 5 Tamsa shares (the "Tamsa ADSs"). The ADSs are evidenced by American Depositary Receipts. As of October 18, 2002, a total of 342,934,120 Tamsa shares were issued and outstanding. As of October 18, 2002, a total of 129,753,565 Tamsa shares were registered in the name of the depositary for Tamsa's ADR program.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and business telephone number of Tamsa, as the subject company and the person filing this statement, are set forth in Item 1 above.

     This Schedule relates to an exchange offer (the "Exchange Offer") by Tenaris S.A., a corporation organized under the laws of the Grand Duchy of Luxembourg ("Tenaris"), under which Tenaris is offering to exchange(1) one Tenaris ordinary share for every 0.9452 Tamsa shares tendered; (2) one Tenaris ADS (representing 10 Tenaris ordinary shares) for every 1.8904 Tamsa ADSs (each representing 5 ordinary shares of Tamsa) tendered (the exchange ratios referred to in (1) and (2) above are collectively referred to herein as the "Exchange Ratio"); (3) one Tenaris ordinary share, par value USD1.00 per share, for every 1.0933 shares of Siderca S.A.I.C., a corporation organized under the laws of the Republic of Argentina, tendered; (4) one Tenaris ADS (representing 10 Tenaris ordinary shares) for every 1.0933 Siderca ADSs (each representing 10 Class A ordinary shares of Siderca) tendered; and (5) one Tenaris ordinary share for every 12.0267 ordinary shares, nominal value #0.16 per share, of Dalmine S.p.A., a corporation organized under the laws of the Republic of Italy, tendered, upon the terms and subject to the conditions set forth in the Prospectus dated November 8, 2002 (the "Prospectus") and in the related forms of acceptance and ADS letters of transmittal. The Exchange Offer is described in an Exchange Offer Statement on Schedule TO filed by Tenaris with the United States Securities and Exchange Commission (the "SEC") on November 12, 2002 (as amended and supplemented from time to time, the "Schedule TO"). The Exchange Offer is open to all holders of Tamsa ADSs and to all holders of Tamsa shares, as described in the Prospectus.

     As set forth in the Schedule TO, Tenaris will not be required to accept for exchange or exchange any tendered Tamsa shares or ADSs and may terminate the Exchange Offer with respect to Tamsa shares and ADSs, if, at the expiration date of the exchange offer, 28.16% or less of Tamsa's outstanding shares (in the form of shares or ADSs) have been validly tendered and not withdrawn or 8.83% or less of Siderca's outstanding shares (in the form of shares or ADSs) have been validly tendered and not withdrawn.

     In addition, Tenaris will not be required to accept for exchange or exchange any tendered Tamsa shares or ADSs and may terminate the Exchange Offer with respect to Tamsa shares and ADS.

     As set forth in the Schedule TO, Tenaris does not have to make the Exchange Offer and may terminate the Exchange Offer if at any time prior to the expiration date of the Exchange Offer or, in the case of conditions dependent upon the receipt and maintenance in full effect of a required regulatory approval, at any time prior to the date of the actual exchange, any of the following conditions exists:

     - any provision of applicable law or regulation or any judgment, injunction or decree prohibits the consummation of the Exchange Offer in whole or in part;

     - any material required approval, including any required regulatory license and any definitive listing approval, has not been obtained or has been withdrawn or rescinded, or any required approval has not remained in full force and effect or any governmental authority has:

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     - imposed, in connection with granting any required approval, any condition, which, when taken together with all other conditions imposed by governmental authorities in connection with the required approvals, would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tenaris's operations (including Siderca, Tamsa, Dalmine and their respective subsidiaries) after the exchange date; or

     - required the taking of any action after the settlement date which itself requires prior approvals or actions by a governmental authority if that action or approval could not be taken or obtained and the failure to take those actions or obtain those approvals would reasonably be expected, individually or in the aggregate, to have a material adverse effect on Tenaris's operations (including the operations of Siderca, Tamsa, Dalmine and their respective subsidiaries); or

     - since the date of the Prospectus any event, occurrence, development or state of circumstances or facts has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on Tenaris or any of Siderca, Tamsa or Dalmine;

     which, in Tenaris's reasonable judgment, makes it inadvisable to proceed with such acceptance for exchange or exchange.

     Furthermore, the consummation of the Exchange Offer with respect to Tamsa shares and ADSs is conditioned on the consummation of the Exchange Offer with respect to Siderca shares and ADSs.

     Tenaris has stated in the Schedule TO that it may waive any of the above conditions in whole or in part in its discretion. The Schedule TO also sets forth the terms and conditions under which Tenaris may amend or terminate the Exchange Offer or extend the Exchange Offer period.

     Tenaris's registered office is located at 23 Avenue Monterey, L-2086, Luxembourg.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described herein (including the Exhibits hereto) or incorporated herein by reference, to the knowledge of Tamsa, as of the date of this Schedule there exists no material agreement, arrangement or understanding or actual or potential material conflict of interest between Tamsa or its affiliates and (1) Tamsa's executive officers, directors or affiliates or
     (2) Tenaris or its executive officers, directors or affiliates.

     Tenaris controls Tamsa. As of October 18, 2002, Tenaris, directly and through its subsidiaries, owns a 50.77% interest in Tamsa. As of October 18, 2002, Tenaris beneficially owns 50.77% of Tamsa and 71.17% of Siderca. Tenaris directly owns a 51.96% interest in Siderca and its wholly-owned subsidiary, Invertub S.A., owns 19.21% of Siderca. Siderca, in turn, through its wholly-owned subsidiaries, beneficially owns 43.8% of Tamsa's outstanding common stock. In addition, as of October 18, 2002, Tamsa's wholly-owned subsidiary, Tamsider LLC, owns 1.06% of Tamsa's common stock. As of October 18, 2002, San Faustin, N.A., a company ultimately controlled by Roberto Rocca, through its wholly-owned subsidiary, Sidertubes S.A., owns 100% of Tenaris. Because Roberto Rocca controls San Faustin, beneficial ownership of San Faustin's ordinary shares of Tamsa is attributed to Roberto Rocca under U.S. federal securities law.

     For the year ended December 31, 2001, the aggregate compensation of all Tamsa's directors, alternate directors, statutory and alternate statutory auditors and executive officers paid or accrued during the year for services in all capacities was approximately MXP59.5 million.

     The total number of shares owned by Tamsa's directors, alternate directors, statutory and alternate statutory auditors and executive officers as of October 18, 2002 was 2,669,750, which represents less than 1% of Tamsa's outstanding shares. The following directors, alternate directors, statutory and alternate statutory auditors and executive officers of Tamsa hold Tamsa shares: Carlos Abedrop, Adalberto Cortesi, Claudio Gugliuzza, Guillermo Moreno, Gerardo Varela and Guillermo F. Vogel.

     Paolo Rocca, chief executive officer and a director of Tamsa, is the chief executive officer and a director of Tenaris. Paolo Rocca is the son of Roberto Rocca. In addition, Fernando Mantilla is an alternate director of

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     Tamsa, a director of Tenaris and secretary of San Faustin. As of October
     18, 2002, Carlos Condorelli, chief financial officer of Tenaris, owns 3,600 Tamsa ADSs, and Enrico Bonatti, a director of Tenaris, owns 23,000 Tamsa shares. In addition, Enrico Bonatti is the first cousin of Paolo Rocca, and Paolo Rocca and Gianfelice Rocca, a director of Tamsa, are brothers and are the nephews of Adalberto Cortesi, a director of Tamsa.

     In addition, eight of Tamsa's eleven directors are employed by San Faustin or its affiliates or own shares of Tamsa, and four of Tamsa's eleven alternate directors are employed by affiliates of Tenaris or own shares of Tamsa.

CORPORATE REORGANIZATION TRANSACTIONS

     Tenaris, Tamsa and certain of their affiliates have entered into the transactions summarized below as part of the implementation of Tenaris's corporate reorganization and in preparation for the exchange offer.

     On November 22, 2001, Sidertubes acquired from a wholly-owned subsidiary of San Faustin a 57.00% interest in Santa Maria S.A.I.F. (an Argentine corporation that held, among other assets, 19.21% of Siderca) for USD152.3 million, which was the historical book value of those assets.

     On December 17, 2001, Tenaris was organized as a Luxembourg corporation, with Sidertubes holding a 99.68% interest and San Faustin holding a 0.32% interest.

     On December 21, 2001, Sidertubes transferred its entire interest in Santa Maria to Tenaris. Pursuant to an agreement between Sidertubes and Tenaris, dated May 23, 2002, the transfer was treated as a credit on account of future capital contributions in the amount of USD152.3 million. The parties also agreed that the amount of the credit would be adjusted as necessary in the future based on the value of Santa Maria's assets related to the steel pipe business.

     On December 31, 2001, Santa Maria approved a spin-off of its assets related to the steel pipe business (including its interest in Siderca) to Invertub, a newly-formed Argentine corporation. The spin-off was completed on July 10, 2002. In connection with the spin-off, Tenaris received a 99.9% interest in Invertub concurrently with the cancellation of Tenaris's shares in Santa Maria, while the other shareholders of Santa Maria retained a 100% interest in Santa Maria.

     As of December 31, 2001, Sidertubes held directly or indirectly all of the companies, representative offices and other assets comprising the Techint commercial network, an extensive commercial network with operations worldwide providing sales and marketing services to the Techint group, which is an international group of companies with operations in the steel, energy, infrastructure, engineering, construction and public service sectors over which San Faustin exercises either control or significant influence. On April 24, 2002, Sidertubes acquired from Santa Maria for USD32,774 a 100% interest in Abeluz S.A., a Uruguayan corporation with no significant assets or liabilities, which will be renamed Tenaris Global Services S.A. after settlement of the exchange offer. On June 18, 2002, Sidertubes approved the separation of Tenaris Global Services from the rest of the assets comprising the Techint commercial network. Accordingly, Sidertubes caused its direct or indirect subsidiaries in the Techint commercial network to:

     - transfer to Abeluz all those companies and other assets that provide sales and marketing services primarily to Tenaris's manufacturing subsidiaries, including Siderca, Tamsa and Dalmine and their respective subsidiaries (the "Tenaris companies") for the aggregate amount of USD
       19.4 million, and

     - enter into contracts that will assign upon completion of the Exchange Offer to Abeluz or its subsidiaries those export agency agreements entered into between the Tenaris companies and those Techint group companies that were not reorganized as subsidiaries of Abeluz.

     On June 18, 2002, after the consummation of the transactions described above, Sidertubes sold all of its assets not relating to the steel pipe business, as well as all of its liabilities, to an affiliate of Sidertubes for USD320.8 million.

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     On September 13, 2002, Tenaris entered into a corporate reorganization agreement with Sidertubes pursuant to which Sidertubes agreed:

     - to contribute all of its assets and liabilities (consisting primarily of Sidertubes' remaining 52% interest in Siderca, a 6.9% interest in Tamsa, a 0.2% interest in Dalmine, a 100% interest in Tenaris Global Services, its interest in Tenaris and the credit against Tenaris associated with the transfer of Invertub to Tenaris) to Tenaris in exchange for 710,747,090 shares newly issued by Tenaris;

     - upon settlement of the Exchange Offer, to satisfy Tenaris's obligation to deliver shares of Tenaris pursuant to the exchange offer by delivering to the tendering shareholders of Siderca, Tamsa and Dalmine whose shares in those companies were accepted for exchange, shares of Tenaris received by Sidertubes in connection with the contribution made by it to Tenaris; and

     - following Sidertubes' delivery of shares of Tenaris to the tendering shareholders, to make a second capital contribution to Tenaris of all of Sidertubes' assets and liabilities (consisting of any remaining shares in Tenaris and a credit arising from Sidertubes' delivery of shares of Tenaris to tendering shareholders upon settlement of the Exchange Offer) in exchange for 710,747,090 shares newly issued by Tenaris.

     Under the corporate reorganization agreement, the per-share value of the assets and liabilities contributed to Tenaris as described above is to be allocated USD1.00 to share capital and USD0.10 to legal reserve, with the balance being allocated to share premium. Sidertubes made the first contribution described above on October 18, 2002. The value of this contribution (USD1,275 million) was allocated as follows:

     - USD710.7 million to share capital;

     - USD71.1 million to legal reserve;

     - USD127.5 million to a freely-distributable issuance premium; and

     - the balance (USD365.7 million) to the issuance premium distributable only in accordance with Luxembourg laws and regulations applicable to capital reductions.

     Sidertubes will make the second contribution described above as soon as practicable after settlement of the Exchange Offer.

MARKETING AGREEMENTS

Each of Tamsa and certain of its affiliates and subsidiaries have entered into an export agency agreement with a company belonging to the Techint commercial network. In addition, some of the Tenaris companies have entered into agreements with each other in respect of sales in their home countries. The purpose of these arrangements is to maximize the commercial penetration of the Tenaris companies in their export markets and take maximum advantage of each company's manufacturing and distribution capabilities in its respective domestic market. A description of these marketing agreements follows.

- Business Opportunities Agreement. This agreement governs the creation and activities of organized joint business units. These units combine in single management structures planning and marketing activities that will focus on specific product lines, client types and territorial coverage (global, regional and local). Tamsa, Siderca and Dalmine finalized this joint policy with the signing of the "Business Opportunities Agreement" on March 30, 2001.

- Tamsa export agency agreement. Pursuant to this agreement, restated as of September 27, 2000, Tamsa has appointed a Techint group company as its non-exclusive agent for the sale of all of its products in all countries except Argentina, Mexico and Italy. The Techint group company is entitled to a commission equal to 3% of the FOB value of its sales of Tamsa's products, and to be reimbursed by Tamsa for a portion of the total general expenses incurred by such company and for special sales costs. Tamsa's agreement expires on September 30, 2003, and is automatically renewable for successive three-year terms unless either party notifies the other in advance of its intention not to renew the agreement.

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- Reciprocal export agency agreement between Tamsa and Siderca relating to sales in Mexico and Argentina. Pursuant to this agreement, dated December 23, 1993, Tamsa has granted Siderca the non-exclusive right to market and sell Tamsa's products in Argentina, and Siderca has granted Tamsa the non-exclusive right to market and sell Siderca's products in Mexico. This agreement provides for Tamsa and Siderca to purchase each others' products for resale in their domestic markets at prices which permit them to earn the equivalent of a 7.5% commission on the actual price charged to third party customers.

- Reciprocal export agency agreement between Tamsa, Siderca and Dalmine. Pursuant to this agreement dated March 29, 1996, Tamsa and Siderca have granted to Dalmine, and Dalmine has granted to Tamsa and Siderca, the non-exclusive right to market and sell their respective products through their respective local commercial networks. This agreement provides that Dalmine will purchase the products of Tamsa and Siderca, and Tamsa and Siderca will purchase the products of Dalmine, at third-party export prices. The agreement additionally provides for Dalmine's distributors to purchase Tamsa's and Siderca's products for resale at prices which would earn them the equivalent of a commission on sales varying between 3% and 15% depending on the nature of the services rendered by Dalmine's distributors.

- Other agreements. Tamsa has entered into numerous agreements with member companies of the Techint commercial network in various countries around the world pursuant to which one or more of them agrees to sell, and one or more of the Techint commercial network companies agrees to buy, seamless steel pipe products for resale under stocking programs (and other similar programs) to oil and gas companies or other buyers or end users which operate in their territories (as defined in each agreement). The selling party under these agreements generally agrees to assume any and all risks of the operation. To this end, under specified circumstances (e.g., failure to consummate resale, product rejection, customer delay), the selling party would be required to repurchase the pipes sold to the reseller.

AGREEMENTS TO SHARE COSTS AND KNOW-HOW

Tamsa, Siderca and Dalmine have entered into agreements among themselves to share costs and know-how and provide each other with technical assistance. A description of these agreements follows.

- Industrial and Technical Integration and Exchange Agreement (Contrato de Intercambio y Complementacion Industrial). Pursuant to this agreement, dated August 1996, Tamsa and Siderca have agreed to exchange technical and operational assistance and technology in the areas of manufacturing and supply and in other areas affecting manufacturing operations. Fees are payable for transfers of technology and other services provided under the agreement.

- Cost Contribution Agreement. Pursuant to this agreement, dated May 11, 1999, Tamsa, Siderca and Dalmine have agreed to share the cost of various activities whose costs and benefits can be shared among the three companies and for which the three companies have not established special purpose companies (in areas such as research and development, marketing and communications, human resources management, information systems and general management issues) in order to avoid duplicative efforts and expenses. The agreement establishes the bases to carry out these activities, such as guidelines for approval and execution, rules for usage of resources and the percentage of sharing of costs among the parties. Management of the three companies will decide on a case-by-case basis which activities will be included as part of this agreement. The agreement has no fixed term.

REORGANIZATION OF PREMIUM JOINT TECHNOLOGY AND LICENSING ACTIVITIES

In January 2000, Tamsa, Siderca and Dalmine agreed to reorganize their premium joint technology and licensing activities under an existing special purpose company and each of them invested approximately USD0.5 million in the capital stock of Tenaris Connections. All of the Tenaris companies' research, development, licensing, patent maintenance activities relating to premium joint technologies owned by, or licensed to, the Tenaris companies and the corresponding technical information, know-how, certain trademarks, commercial names, and licenses of the Antares, SEC and Atlas Bradford premium joint technologies are concentrated in Tenaris Connections and its subsidiary, Tenaris Connections B.V. Antares and SEC premium joint technologies are proprietary to the Tenaris companies. Atlas Bradford premium joint technology was licensed to Tenaris Connections B.V. by Grant Prideco
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Inc. in June 1998. Tenaris Connections has granted sublicenses to Tamsa for the premium joint technologies for which it has licensing rights. Except for certain domestic market sales, royalty payments under these sublicenses are standardized at 6% of the net export selling price.

JOINT POLICY REGARDING ALLOCATION OF SALES ORDERS

Tamsa, Siderca and Dalmine have agreed to adopt a uniform, voluntary policy governing the allocation of sales orders among themselves. The purpose of this policy is to facilitate the most efficient and profitable allocation of sales orders among themselves by taking advantage of each company's manufacturing and distribution capabilities, while at the same time ensuring equitable treatment of the three companies. The principal features of this policy are as follows:

- sales orders involving products or product specifications that are manufactured by only one of the three companies will be allocated to that company;

- sales orders for delivery within one of the companies' respective local markets will be allocated to that company if it manufactures the products requested by the customer. Tamsa's local market consists of Mexico, Siderca's local market consists of Argentina and Dalmine's local market consists of the member countries of the EU plus Switzerland and Norway (except sales of OCTG and line pipe products destined for the North Sea area); and

- sales orders for delivery outside the three companies' local markets involving products that are manufactured by more than one of them will be allocated based on the recommendation of a central mill load coordinator, who is appointed by mutual agreement among the three companies. This recommendation will be based on several considerations, including the customer's desired delivery schedule and logistical and service needs, the optimal utilization of each company's manufacturing facilities and the maximization of profits for the three companies. Each company will have the right to reject a sales order allocated to it and to appeal the allocation of that sales order to another company. Product orders subject to allocation on this basis represented approximately 35% of the companies' combined sales volume in the second half of 2001.

To ensure transparency under this uniform policy, all requests for quotation received by any of the three companies or by the Techint commercial network relating to their products will be entered by the relevant business unit into a centralized internal bidding system, which can be accessed by each of them. The business unit will offer the customer a single quotation without identifying the company to whom the sales order will be allocated (unless the customer requires otherwise). At the same time, each of the three companies has agreed to use commercially reasonable efforts to satisfy the requirements imposed on suppliers by their customers, thereby qualifying themselves to make sales to those customers on an equal basis.

     REORGANIZATION OF INFORMATION TECHNOLOGY AND PROCUREMENT ACTIVITIES

     Tamsa, Siderca and Dalmine have established a special purpose company to develop an e-procurement portal and a second special purpose company to develop new Information Technology ("IT") systems. These IT systems are intended to integrate the commercial activities of the Tenaris companies and enable them to offer value-added services, differentiating them from their competitors and facilitating customer retention. Subsequently, it was determined that additional synergies could be gained from extending the scope and benefits of these special purpose companies to Siderar S.A.I.C. ("Siderar").

     - E-Procurement Portal. Tamsa, Siderca, Dalmine and Siderar invested USD9.5 million (divided into four equal shares) to develop an e-procurement portal called Exiros, through which they have centralized their procurement activities. It is also intended to improve the supply of products associated with the sale of the Tenaris companies' pipes. The portal began operating in March 2001, and is owned by Lomond Holdings B.V., a Netherlands company, whose shares are held in equal parts by Tamsa, Siderca, Dalmine and Siderar.

     - Development of New IT Systems. Tamsa, Siderca, Dalmine and Siderar have established a new ITcompany, Information Systems and Technologies N.V., a Netherlands company, whose shares are held by Tamsa (25%), Siderca (25%), Dalmine (25%) and Siderar (25%). The purpose of this company will be
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to develop IT systems and hardware for use by the Tenaris companies, the Techint commercial network, Siderar and Siderdrgica del Orinoco, C.A. These systems will be used to enhance the management of the commercial activities of the Tenaris companies and their customer service capabilities worldwide.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     At the meeting of Tamsa's board of directors on November 11, 2002, the board of directors determined that the Exchange Offer is fair to the holders of Tamsa shares and ADSs, other than Tenaris and its affiliates. Mexican law does not require a subject company to recommend acceptance or rejection of an exchange offer, but simply to state an opinion in connection with the exchange offer. Accordingly, as permitted by Mexican law, the board of directors stated its opinion in favor of the Exchange Offer but expressed no recommendation as to whether or not holders of Tamsa shares or ADSs tender should accept the Exchange Offer or tender their Tamsa shares or ADSs in exchange for Tenaris shares or ADSs.

     Pursuant to Mexican law, directors with conflicts of interest must abstain from discussion and voting on the Exchange Offer in the relevant board meeting. Accordingly, these directors did not discuss or vote on the Exchange Offer at the board meeting on November 11, 2002.

     REASONS FOR THE OPINION

     In arriving at its opinion, the board of directors reviewed and analyzed a number of materials and considered a number of factors, including, but not limited to, the following:

        - The press release issued by Tenaris on September 13, 2002.

        - The registration statement on Form F-4 of Tenaris (including the prospectus that forms a part thereof), as filed with the U.S. Securities and Exchange Commission on November 8, 2002.

        - The opinion of Morgan Stanley & Co. Incorporated, dated November 11, 2002, to the board of directors of Tamsa, to the effect that, as of the date of such opinion and subject to and based on the assumptions and other considerations set forth in such opinion, the Exchange Ratio pursuant to the Exchange Offer was fair, from a financial point of view, to the holders of Tamsa shares and ADSs, other than Tenaris and its affiliates (the "Morgan Stanley Opinion"). A copy of the Morgan Stanley Opinion is attached as Annex B.

        - The fact that the Exchange Ratio was determined based on the total market capitalizations of each of Siderca, Tamsa and Dalmine over a reasonably long period (180 days).

     On November 12, 2002, the board of directors published through "Emisnet," the electronic press bulletin of the Mexican Stock Exchange, its opinion with respect to the Exchange Offer. In addition, Tamsa made the same announcement in the United States through a press release. A copy of this press release is attached as Annex A.

     INTENT TO TENDER

     To the best of Tamsa's knowledge, all of the executive officers, directors, alternate directors, statutory auditors and alternate statutory auditors of Tamsa who own Tamsa shares and ADSs plan to tender their Tamsa shares and ADSs pursuant to the terms of the Exchange Offer.

     None of Tamsa's affiliates that own Tamsa shares or ADSs plan to tender their Tamsa shares and ADSs.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     J.P. Morgan Securities, Inc. ("JPMorgan"), the dealer manager to the Exchange Offer and financial advisor to Tenaris, has provided from time to time financial advisory and investment banking services to Tamsa, unrelated to the Exchange Offer, for which JPMorgan has received customary compensation. In the ordinary course of business, JPMorgan may from time to time effect transactions and hold positions in the securities of Tamsa and Tenaris. As of October 18, 2002, certain affiliates of the dealer manager owned 589 ADSs of Tamsa purchased in the open market. In addition, JPMorgan Chase Bank, an affiliate of the dealer manager, is a lender under credit facilities with both Sidor and Amazonia and its proportionate share of the outstanding amounts owed under such facilities amount to approximately USD29.1 million and USD52.4 million, respectively. Certain affiliates of the dealer manager are also currently parties to agreements with Tamsa relating to natural gas supplies.

     Morgan Stanley & Co. Incorporated was retained by Tamsa to provide an opinion to the board of directors of Tamsa with regard to the fairness, from a financial point of view, of the Exchange Ratio pursuant to the Exchange Offer to the holders of Tamsa shares and ADSs (other than Tenaris and its affiliates). Pursuant to the terms of Morgan Stanley's engagement, Tamsa has agreed to pay Morgan Stanley a fee, which was conditioned upon rendering such opinion to the board of directors of Tamsa. In addition, Tamsa has agreed to reimburse Morgan Stanley for its expenses incurred in connection with its services, including the fees and expense of its legal counsel and any other advisor retained by Morgan Stanley, and will indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities, including liabilities arising under the federal securities laws. In the ordinary course of its trading, asset management, brokerage, and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of San Faustin, Tenaris, Siderca, Dalmine and Tamsa.

     Except as described above, neither Tamsa, nor any person acting on its behalf, has employed, retained or compensated any person to make solicitations or recommendations to stockholders on its behalf concerning the Exchange Offer, except that such solicitations or recommendations may be made by directors, officers or employees of Tamsa, for which they shall receive no additional compensation.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     Other than the transfer of Tamsa shares by Sidertubes to Tenaris as discussed in Item 3 above, no transactions in Tamsa shares have been effected during the past 60 days by Tamsa or, to the knowledge of Tamsa, by any executive officer, director, affiliate or subsidiary of Tamsa.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule, Tamsa is not currently undertaking or engaged in any negotiations in response to the Exchange Offer that relates to or would result in, one or more of the following or a combination thereof: (1) a tender offer for or other acquisition of Tamsa's securities by Tamsa, any subsidiary of Tamsa or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Tamsa or any subsidiary of Tamsa; (3) a purchase, sale or transfer of a material amount of assets of Tamsa or any subsidiary of Tamsa; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of Tamsa.

     Except as set forth in this Schedule, there are no transactions, resolutions of the Tamsa board of directors agreements in principle or signed contracts that have been entered into in response to the Exchange Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION.

     On November 12, 2002, the board of directors published through "Emisnet," the electronic press bulletin of the Mexican Stock Exchange, its opinion with respect to the Exchange Offer. In addition, Tamsa made the same announcement in the United States through a press release.

ITEM 9. EXHIBITS.

          +(a)(1)          Prospectus mailed to investors, dated November 8, 2002
          +(a)(2)          Tamsa Form of Acceptance (English translation)
          +(a)(3)          Tamsa Shareholder Letter of Instructions to Custodian
                           (English translation)
          +(a)(4)          Tamsa ADS Letter of Transmittal
          +(a)(5)          Tamsa ADS Letter to be Used by Brokers, Dealers, Commercial
                           Banks, Trust Companies and Other Nominees to Their Clients
          +(a)(6)          Tamsa ADS Letter to Brokers, Dealers, Commercial Banks,
                           Trust Companies and Other Nominees
          +(a)(7)          Guidelines for Certification of Taxpayer Identification
                           Number on Substitute Form W-9
          +(a)(8)          Text of press release announcing commencement of the
                           exchange offer, dated November 11, 2002
          +(a)(9)          Summary newspaper advertisement, dated November 12, 2002,
                           published in the Wall Street Journal
           (a)(10)         Press release dated November 12, 2002, published through
                           "Emisnet," announcing that the board of directors of Tamsa has stated its opinion on the Exchange Offer (Spanish
                           version)
          *(a)(11)         Press release dated November 12, 2002, announcing that the board of directors of Tamsa has stated its opinion on the
                           Exchange Offer (English translation) (included as Annex A)
          *(a)(12)         Opinion of Morgan Stanley & Co. Incorporated, dated November
                           11, 2002, to the board of directors of Tamsa (included as
                           Annex B)
          #(e)(1)          Amended and Restated Export Agency Agreement, dated October
                           4, 2000, between Tubos de Acero de Mexico S.A. and Techint
                           Engineering L.L.C.
          #(e)(2)          Cost contribution Agreement, dated May 11, 1999, between
                           Siderca S.A.I.C., Tubos de Acero de Mexico S.A. and Dalmine
                           S.p.A.
          #(e)(3)          Agreement relating to the contribution of the shares of the
                           Argentine company Santa Maria S.A.I.F., dated May 23, 2002, between Sidertubes S.A. and Tenaris Holding S.A. (later
                           renamed Tenaris S.A.)
          #(e)(4)          Excerpts from deed relating to spin-off of Santa Maria
                           S.A.I.F.'s assets to Invertub S.A., dated July 10, 2002
                           (English translation)
          #(e)(5)          Corporate Reorganization Agreement, dated September 13,
                           2002, between Sidertubes S.A. and Tenaris S.A.

---------------

* Included in the materials delivered to the holders of the Tamsa shares and ADSs.

+ Filed as an exhibit to Tenaris's tender offer statement on Schedule TO dated
  November 12, 2002, and is incorporated hereby by reference.

# Filed as an exhibit to the Registration Statement on Form F-4 filed by Tenaris
  S.A. (File No. 333-99769), and is incorporated hereby by reference.

                                    ANNEX A

(TAMSA LOGO)                                                       Press Release

FOR IMMEDIATE RELEASE

Gerardo Varela/Jose Ramon Calderon  Cesar Villavicencio
Tamsa                               Citigate Financial
                                    Intelligence
011-52-55-5282-9913                 (212) 688-6840/(212) 419-8305
www.tamsa.com.mx

TAMSA ANNOUNCES THAT ITS BOARD OF DIRECTORS HAS EXPRESSED ITS OPINION OF THE TENARIS EXCHANGE OFFER.

MEXICO CITY (November 12, 2002) - Tubos de Acero de Mexico, S.A. (AMEX: TAM) announced that its Board of Directors, in a meeting held on November 11, 2002, has expressed its opinion regarding the Tenaris' Exchange Offer.

Tamsa's Board of Directors analyzed and evaluated the conditions of the deal, including the exchange of one share of Tenaris for every 0.9452 shares of Tamsa, or one ADS of Tenaris (representing 10 ordinary shares) for every 1.8904 ADSs of Tamsa (representing 5 ordinary shares). As part of the previously mentioned analysis, Tamsa's Board of Directors received from Morgan Stanley & Co. Incorporated (Morgan Stanley), an opinion dated November 11, 2002, in which Morgan Stanley, based on the factors, considerations and limitations expressed on their own opinion, stated that the Exchange Ratio pursuant to the Exchange Offer is fair, from a financial point of view, to Tamsa's minority shareholders.

In addition to Morgan Stanley's opinion, Tamsa's Board of Directors analyzed and discussed factors which it considered relevant and expressed its favorable opinion that the Exchange Offer was fair to Tamsa's minority shareholders.

A copy of the opinion published by Morgan Stanley is available for any shareholder of Tamsa or any agent of such shareholder on the Bolsa Mexicana de Valores. S.A. de C.V.'s website (www.bmv.com.mx).

                                    ANNEX B
                                                                   1585 BROADWAY
                                                              NEW YORK, NY 10036
                                                               TEL: 212-761-4000

(MORGAN STANLEY LOGO)
                                                               NOVEMBER 11, 2002

BOARD OF DIRECTORS
TUBOS DE ACERO DE MEXICO, S.A.
EDIFICIO PARQUE REFORMA
CAMPOS ELISEOS 400, PISO 17
COLONIA CHAPULTEPEC POLANCO
11560 MEXICO, D.F.

MEMBERS OF THE BOARD OF DIRECTORS:

We understand that Tenaris S.A. ("Tenaris"), a wholly-owned subsidiary of San Faustin N.V. (a Techint Group company) ("San Faustin"), intends to commence an offer to exchange the ordinary shares (the "Tenaris Ordinary Shares") of Tenaris and the American Depository Shares ("ADSs") of Tenaris (the "Tenaris ADSs") for
(i) common shares (the "Tamsa Common Shares") and ADSs (the "Tamsa ADSs") of Tubos de Acero de Mexico, S.A. ("Tamsa"), (ii) class A ordinary shares and ADSs of Siderca S.A.I.C ("Siderca") and (iii) ordinary shares of Dalmine S.p.A. ("Dalmine", and, together with Tamsa and Siderca, the "Companies"), upon the terms and subject to the conditions set forth in the draft Prospectus (the "Prospectus"), contained in the draft Registration Statement on Form F-4 (as amended, the "Registration Statement") filed by Tenaris with the Securities and Exchange Commission on September 18, 2002, as amended on October 29, 2002 and November 6, 2002, and the related letter of transmittal (together with the Prospectus, the "Exchange Offer"). The Prospectus provides that under the terms of the Exchange Offer, Tenaris will offer to exchange:

     - One Tenaris Ordinary Share for every 0.9452 Tamsa Common Shares tendered (the "Tamsa Common Share Exchange Ratio") and one Tenaris ADS (representing 10 Tenaris Ordinary Shares) for every 1.8904 Tamsa ADSs (each Tamsa ADS representing five Tamsa Common Shares) tendered (the "Tamsa ADS Exchange Ratio", and together with the Tamsa Common Share Exchange Ratio, the "Exchange Ratio");

     - One Tenaris Ordinary Share for every 1.0933 Siderca class A ordinary shares tendered and one Tenaris ADS (representing 10 Tenaris Ordinary Shares) for every 1.0933 Siderca ADSs (each Siderca ADS representing 10 Siderca class A ordinary shares) tendered; and

     - One Tenaris Ordinary Share for every 12.0267 Dalmine ordinary shares tendered.

     The Prospectus provides, among other things, that under the terms of the Exchange Offer,

        - Tenaris's obligation to consummate the Exchange Offer is conditioned upon a sufficient number of Tamsa's total outstanding common shares (in the form of shares or ADSs) and Siderca's total outstanding class A ordinary shares (in the form of shares or ADSs) being validly tendered and not withdrawn so that, after consummation of the exchange offers with respect to Tamsa and Siderca, Tenaris holds, directly or indirectly, more than 80% of Tamsa's total outstanding common shares and more than 80% of Siderca's total outstanding class A ordinary shares (in each case, in the form of shares or ADSs); and

        - Tenaris's obligation to consummate the Exchange Offer is subject to certain other conditions customary to these types of transactions, including there being no legal restraints or prohibitions imposed on the Exchange Offer, there being no material adverse change occurring in the businesses of Tenaris, Tamsa, Siderca or Dalmine and the receipt of required government approvals, including the required listing approvals.

We further understand that as of October 18, 2002, Tenaris beneficially owned, directly or indirectly, approximately 71.17% of Siderca's total outstanding shares, approximately 50.77% of Tamsa's total outstanding shares and approximately 47.22% of Dalmine's total outstanding shares. The terms of the Exchange Offer are more fully set forth in the draft Prospectus.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Exchange Offer is fair, from a financial point of view, to the holders of Tamsa Common Shares and Tamsa ADSs (other than Tenaris and its affiliates).

For purposes of the opinion set forth herein, we have:

       (i) reviewed certain publicly available financial statements and other business and financial information of each of the Companies and Tenaris;
       (ii) reviewed certain financial and operating data concerning each of the Companies prepared by the management of Tenaris;
       (iii) reviewed a limited set of financial and operating data concerning Tenaris prepared by the management of Tenaris;
       (iv) discussed certain financial forecasts related to Tamsa with senior executives of Tamsa and Tenaris;
       (v) discussed certain financial forecasts related to Siderca and Dalmine with senior executives of Tenaris;
       (vi) discussed certain financial forecasts related to Tenaris with senior executives of Tenaris;
       (vii) reviewed certain financial forecasts for Tamsa and Siderca contained in certain publicly available securities analysts' research reports;
       (viii) discussed the past and current operations and financial condition and the prospects of Tamsa, including information relating to certain strategic, financial and operational benefits anticipated from the Exchange Offer, with senior executives of Tamsa and Tenaris;
       (ix) discussed the past and current operations and financial condition and the prospects of Tenaris, including information relating to certain strategic, financial and operational benefits anticipated from the Exchange Offer, with senior executives of Tenaris;
       (x) reviewed the reported prices and trading activity of the Tamsa Common Shares and the Tamsa ADSs, Siderca's class A ordinary shares and Siderca's ADSs and Dalmine's ordinary shares;
       (xi) compared the financial performances and securities of each of the Companies with those of certain comparable publicly-traded companies and their securities;
       (xii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;
       (xiii) considered information relating to the relative contributions of Tamsa, Siderca, Dalmine and Tenaris to the combined company;
       (xiv) reviewed the pro forma impact of the Exchange Offer on Tenaris's projected earnings;
       (xv)     reviewed the proposed Exchange Offer, the draft Registration
                Statement, the offer document filed with the Comision
                Nacional Bancaria y de Valores (the "CNBV") and made public through the Bolsa Mexicana de Valores (the "Mexican Stock
                Exchange"), and certain related documents; and
       (xvi) performed such other analyses and considered such other factors as we have deemed appropriate

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purpose of this opinion. As you are aware, we were not provided with projections or forecasts of future financial performance of the Companies or Tenaris. Instead, for the purposes of our analysis, we have relied with your consent on our discussions with management of the Companies and Tenaris, as the case may be, with respect to certain financial forecasts related to each of the Companies and Tenaris, as the case may be. With respect to the internal financial statements, other financial and operating data, and financial forecasts, including strategic, financial and operational benefits anticipated from the Exchange Offer, we have assumed that they reflect the best currently available estimates and judgments of the management of each Company and Tenaris of the future financial performance of each of the respective Companies and Tenaris. Further, we have also relied, without independent verification, on the assessment by the respective managements of each of Tamsa and Tenaris of the strategic rationale for the Exchange Offer. We have not made any independent valuation or appraisal of the assets or liabilities of the Companies or Tenaris, nor have we been furnished with any such appraisals. We were not provided with financial or other information relating to certain assets to be contributed by the Techint Group (composed primarily of the Techint Group's holdings in a sale network currently servicing the Companies and other non-public holdings) and, consequently, we have relied, without independent verification, on the assessment of senior executives of Tenaris with respect to the value of such assets, as set forth in the draft Prospectus. In addition, we have had discussions with senior executives of Dalmine and Tenaris regarding certain liabilities of Dalmine related to the lawsuit brought against Dalmine in Great Britain by BHP Petroleum Limited (the "BHP Proceedings"), and with your consent, we have relied, without independent verification, upon the assessment of senior executives of Dalmine and Tenaris with respect to the extent of the liabilities, and the sufficiency of the reserves, associated with the BHP Proceedings, as set forth in the draft Prospectus.

We note that we are not experts in legal, regulatory, tax or accounting matters and have relied upon, without any independent verification, the assessment of Tamsa's and Tenaris's legal, regulatory, tax and accounting advisors with respect to such matters related to the Exchange Offer and related transactions. We have assumed that in connection with the receipt of all necessary regulatory and other approvals for the proposed Exchange Offer, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Exchange Offer and related transactions. We have assumed, with your consent, that the transactions contemplated by the Prospectus will be consummated in accordance with the terms and conditions set forth in the Prospectus. As you are aware, we were not provided with the definitive Prospectus, and for the purposes of this opinion, we have assumed that the definitive Prospectus to be filed by Tenaris will not differ from the draft Prospectus reviewed by us in any manner that would be material to our analysis. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We understand that Tenaris will commence the Exchange Offer without the prior approval from the Board of Directors of Tamsa and that there have not been negotiations between Tamsa and Tenaris regarding the Exchange Ratio or any other terms or conditions of the Exchange Offer. Accordingly, in arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving Tamsa or any of its assets or securities, nor did we negotiate with any party, including Tenaris, in connection with a possible acquisition of Tamsa or its securities.

We were retained by Tamsa to provide an opinion to the Board of Directors of Tamsa regarding, and our opinion addresses only, the fairness, from a financial point of view, of the Exchange Ratio to the holders of Tamsa Common Shares and Tamsa ADSs (other than Tenaris and its affiliates) and we will receive a fee, which is contingent upon the rendering of our opinion. Our opinion does not address the fairness of the Exchange Ratio relative to the fairness of the exchange ratios applicable to Siderca ordinary shares or Siderca ADSs or the Dalmine ordinary shares. In addition, our opinion is not intended to be and shall not constitute a recommendation to any holder of Tamsa Common Shares or Tamsa ADSs as to whether to tender such shares or ADSs pursuant to the Exchange Offer. Further, this opinion does not in any manner address the prices at which the Tenaris Ordinary Shares or Tenaris ADSs, or Tamsa Common Shares or Tamsa ADSs will actually trade at any time.

It is understood that this letter is for the information of the members of the Board of Directors of Tamsa to evaluate and review the Exchange Offer and may not be used for any other purpose without our prior written consent, except that a copy of this letter may be included in its entirety in the Solicitation/Recommendation Statement required to be filed by Tamsa with the Securities and Exchange Commission, and with the opinion of the Board of Directors of Tamsa that will be filed with the CNBV and the Mexican Stock Exchange with respect to the Exchange Offer.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Exchange Offer is fair, from a financial point of view, to the holders of Tamsa Common Shares and Tamsa ADSs (other than Tenaris and its affiliates).

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                          By:     /s/ GUILLERMO E. JASSON
                                            ------------------------------------
                                                    Guillermo E. Jasson
                                                     Managing Director

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: November 13, 2002

/s/ GERARDO VARELA                         /s/ CECILIA BILESIO
------------------------------------------ ------------------------------------------
Name: Gerardo Varela                       Name: Cecilia Bilesio
Title:  Chief Financial Officer            Title:  Corporate Affairs

                                                                 EXHIBIT (A)(10)

(TAMSA LOGO)                                               Communicado de Prensa

Gerardo Varela                                 Jose Ramon Calderon
Tamsa                                          Tamsa
5282-9913                                      5282-9929
www.tamsa.com.mx

MEXICO, D.F. 12 de noviembre - TAMSA ANUNCIA QUE SU CONSEJO DE ADMINISTRACION HA EMITIDO SU OPINION CON RESPECTO A LA OFERTA DE INTERCAMBIO HECHA POR TENARIS.

Tubos de Acero de Mexico, S.A. ("Tamsa") hace del conocimiento del publico inversionista que durante su sesion celebrada el 11 de noviembre de 2002, el Consejo de Administracion de Tamsa analizo y considero la oferta hecha por Tenaris, S.A. ("Tenaris"), para intercambiar a los accionistas de Tamsa sus acciones, por acciones representativas del capital social de Tenaris, a razon de una accion de Tenaris por cada 0.9452 acciones de Tamsa, o un ADS de Tenaris (representativo de 10 acciones ordinarias) por cada 1.8904 ADSs de Tamsa (representativo de 5 acciones ordinarias), (la "Oferta de Intercambio"). Para efectos del analisis antes mencionado, dicho Consejo de Administracion recibio de Morgan Stanley & Co. Incorporated, ("Morgan Stanley") una opinion de fecha 11 de noviembre de 2002, en la que establece que, sujeto a los factores, consideraciones y limitaciones indicados en la propia opinion, el factor de intercambio ofrecido por Tenaris es equitativo (fair) para los accionistas minoritarios de Tamsa desde un punto de vista financiero.

El Consejo de Administracion de Tamsa, despues de analizar y discutir los factores que considero relevantes, ademas de la opinion de Morgan Stanley, es de la opinion favorable que la Oferta de Intercambio es equitativa para los accionistas minoritarios de Tamsa.

Una copia de la opinion emitida por Morgan Stanley, esta disponible para consulta por cualquier accionista de Tamsa o del representante de dicho accionista, en la pagina de la Bolsa Mexicana de Valores, S.A. de C.V. (www.bmv.com.mx).